R.J. O'BRIEN SECURITIES, LLC

Report Pursuant to Rule 17a-5(d)

Year Ended December 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.J. O'Brien Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Riverside Plaza, Suite 1200
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Keiley (219) 629-0727
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Edward Kelley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.J. O'Brien Securities LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO & FINOP

Title

Notary Public

County of Cook
State of Illinois
February 25, 2019

OFFICIAL SEAL
LUCILLE M. CARAVETTE
Notary Public - State of Illinois
My Commission Expires 5/13/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.J. O'BRIEN SECURITIES, LLC

TABLE OF CONTENTS

 MOSS**A**DAMS

Report of Independent Registered Public Accounting Firm

To the Managing Member
R.J. O'Brien Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of R.J. O'Brien Securities, LLC (the Company) as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 25, 2019

We have served as the Company's auditor since 2016.

R.J. O'BRIEN SECURITIES, LLC
Statement of Financial Condition
December 31, 2018

ASSETS

Assets:

Cash	$	29,653
Deposit with clearing broker		250,000
Firm investments, at fair value		25,000
Receivable from affiliate		1,194
Prepaid expenses		491
Total Assets	$	306,338

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	13,236
Total liabilities		13,236
Member's Equity		293,102
Total Liabilities and Member's Equity	$	306,338

The accompanying notes are an integral part of these financial statements

R.J. O'BRIEN SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2018

Revenues:		
Selling commission	$	15,856
Interest		427
Total revenue		16,283
Expenses:		
Operating expenses	$	28,777
Professional fees		15,688
Total expenses		44,464
Net Loss	$	(28,181)

The accompanying notes are an integral part of these financial statements

R.J. O'BRIEN SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

Balance, December 31, 2017	$	71,283
Capital contribution		250,000
Net loss		(28,181)
Balance, December 31, 2018	$	293,102

The accompanying notes are an integral part of these financial statements

R.J. O'BRIEN SECURITIES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2018

Cash flows from operating activities

Net loss	$	(28,181)
Adjustments to reconcile net loss to net cash		
provided (used) by operating activities:		
Change in assets and liabilities:		
Decrease in prepaid expense		525
Increase in receivable from affiliate		(1,194)
Increase in accounts payable and accrued expenses		2,234
Net cash used by operating activities		(26,616)

Cash flows from investing activities

Net cash provided (used) by investing activities		-

Cash flows from financing activities

Net cash provided (used) by financing activities		-

Net decrease in cash		(26,616)
Cash at beginning of period		56,268
Cash at end of period	$	29,653

Supplemental noncash disclosure:

Conversion of payable to affiliate to capital contribution	$	250,000

The accompanying notes are an integral part of these financial statements

Note 1 - Summary of Significant Accounting Policies

The accounting and reporting policies of R.J. O'Brien Securities, LLC (the "Company") conform to U.S. generally accepted accounting principles and to general practices within the securities industry. The following is a description of the more significant of those policies that the Company follows in preparing its financial statements. The financial statements present the financial position and results of operations of the Company, a single-member Delaware limited liability company.

Organization

The Company, a wholly-owned subsidiary of JVMC Holdings Corp. (the "Parent"), is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company's engages in two types of business. The Company serves as lead selling agent for a commodity pool administered by an affiliated entity, which engages in the trading of commodity futures and options contracts. The company also facilitates trades in equity options for clients of an affiliated entity on an agency basis that are given up to another broker-dealer for clearing. As of December 31, 2018, the Company did not have any significant operations. In addition, the Company does not carry any margin accounts and does not hold funds or securities for customers. The Parent makes capital contributions as necessary to cover any regular operating or regulatory requirements.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The investment assets and liabilities of the Company are measured and reported at fair value.

Income Taxes

The Company is organized as a limited liability company and has no federal tax liability. State tax liabilities are determined under individual state laws of which none were payable. Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. The Company is a single-member limited liability company, which is disregarded for federal income tax purposes.

The Company has reviewed the guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company has evaluated such implications for all open tax years, and has determined there is no impact to the Company's financial statements as of December 31, 2018.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns generally remain subject to examination by the regulatory authorities for three to five years from the date the return is due including extensions.

Note 1 - Summary of Significant Accounting Policies, continued

Revenue Recognition

On January 1, 2018, the Company adopted the provisions of ASC 606, *Revenue from Contracts with Customers,* using the modified, cumulative-effect approach wherein the guidance is applied only to existing contracts as of the date of the initial application and to new contracts entered into thereafter. The Company conducted an analysis of its revenues and determined that the measurement and timing of revenue recognition was not materially affected and the implementation of the new guidance had no material impact on opening member's equity as of January 1, 2018, nor on the recognition of revenues for the year ended December 31, 2018.

The Company earns commissions for facilitating equity options trading for the clients of an affiliated entity*.* Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company accrues interest on its investments in the period when earned.

Additionally, the Company acts as a wholesale broker-dealer facilitating transactions for its affiliate, OASIS Investment Strategies LLC. The Company does not earn any commissions or compensation for these transactions.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Parties

The Company maintains an expense sharing agreement with an affiliated entity, R.J. O'Brien & Associates LLC (RJA), under which RJA pays certain expenses on behalf of the company. The Company had a receivable of $1,194 outstanding under this agreement at December 31, 2018.

The Company and its affiliates are related parties under common control of the Parent and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Note 3 - Net Capital

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2018, and requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the Rule, may not exceed 15 to 1. At December 31, 2018, the Company had net capital of $290,917, which was $285,917 in excess of its required net capital and its ratio of indebtedness to net capital was 0.045 to 1.

Note 4 - <u>Fair Value Measurements</u>

The Company has established a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the reported date. The three levels are defined as follows:

Level 1 – quoted prices in active markets are available for identical assets or liabilities as of the reported date.

Level 2 – quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

Level 3 – prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have active markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

An asset's or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The Company's investments consist of a money market mutual fund and are valued under the market approach through the use of unadjusted quoted market prices available in an active market and are classified with Level 1 of the valuation hierarchy.

There were no transfers into or out of the Level 1, 2 and 3 categories in the fair value measurement hierarchy for the year ended December 31, 2018. The Company did not hold any financial liabilities measured at fair value at December 31, 2018.

Supplemental Information

Pursuant of Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2018

R.J. O'BRIEN SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$	293,102
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		293,102
Deductions and/or charges:		
Non-allowable assets:		
Receivable from affiliate		(1,194)
Prepaid expense		(491)
		(1,685)
Net capital before haircuts on securities positions		291,417
Haircuts on securities (computed, where applicable,		
pursuant to Rule 15c3-1(f))		500
Net capital	$	290,917

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	13,236
Total aggregate indebtedness	$	13,236

Schedule I (continued)

R.J. O'BRIEN SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	882
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	285,917
Net capital less greater of aggregate indebtedness or 120% of minimum net capital	$	284,917
Ratio: Aggregate indebtedness to net capital		0.045 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-17A-5 Part II FOCUS Report as of the same date.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2018


MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Managing Member
R.J. O'Brien Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) R.J. O'Brien Securities, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which R.J. O'Brien Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) and (2)(ii) (the exemption provisions) and (2) R.J. O'Brien Securities, LLC stated that R.J. O'Brien Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. R.J. O'Brien Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about R.J. O'Brien Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 25, 2019

MANAGEMENT'S EXEMPTION REPORT

R.J. O'Brien Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) and 17 C.F.R. §240.15c3-3(k)(2)(ii)
2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period from January 1, 2018 to December 31, 2018

R.J. O'Brien Securities, LLC

I, Edward Keiley, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _Edward Keiley_

Title: FINOP and Chief Financial Officer

Date: 02-15-2019